UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 12, 2012 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q11/2011 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q10/2010, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q11 NET INCOME OF R$ 443 MILLION

Indicators (R$ Million)	4Q11	4Q10	Var.	2011	2010	Var.
Sales within the Concession Area - GWh	13,947	13,339	4.6%	54,590	52,044	4.9%
Captive Market	10,183	9,869	3.2%	39,917	39,250	1.7%
TUSD	3,764	3,469	8.5%	14,674	12,794	14.7%
Commercialization and Generation Sales - GWh	3,186	3,200	-0.5%	12,173	12,262	-0.7%
Gross Operating Revenue	4,983	4,591	8.5%	18,866	17,557	7.5%
Net Operating Revenue	3,404	3,179	7.1%	12,764	12,024	6.2%
EBITDA (IFRS)(1)	978	810	20.8%	3,769	3,350	12.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	989	833	18.6%	3,786	3,297	14.8%
Net Income (IFRS)	443	362	22.6%	1,582	1,560	1.4%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	448	374	19.8%	1,583	1,517	4.4%
Investments	703	524	34.0%	1,905	1,801	5.8%

Notes:
(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;
(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;
(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

4Q11 HIGHLIGHTS

•      Increase of 4.6% in sales within the concession area;

•      Acquisition of Atlântica Wind Complex (120 MW of installed capacity, under construction) by CPFL Renováveis, in January 2012;

•      Acquisition of Bons Ventos Wind Complex (157.5 MW of installed capacity, operating) by R$ 1,062 million by CPFL Renováveis, in February 2012;

•      Acquisition of the biomass co-generation assets of Ester Plant (40 MW of installed capacity, operating) by R$ 111.5 million by CPFL Renováveis, in March 2012;

•      Distribution of R$ 1,506 million in dividends, related to 2011, with dividend yield of 7.1% (LTM);

•      Investments of R$ 703 million in 4Q11 and of R$ 1,905 million in 2011. Estimated capex of R$ 8,310 million between 2012-2016;

•      Increase in the stake in CPFL Renováveis to 63.0%, considering the conclusion of the acquisition of Jantus, and in EPASA to 52.75%, in December 2011;

•      Conclusion of the transaction of acquisition of Santa Luzia SHPP, in December 2011;

•      Financing of R$ 85 million approved by BNDES to the construction Salto Góes Small Hydroelectric Power Plant;

•      Appreciation of 34.0% of CPFL Energia’s shares price on the BM&FBOVESPA in 2011, outperforming the Ibovespa (-18.1%) and the IEE (19.7%); appreciation of 25.9% of the ADRs on the NYSE, outperforming the DJ Br20 (-20.6%) and the Dow Jones (5.5%);

•      CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 7th consecutive year.

Conference Call with Simultaneous Translation into English (Bilingual Q&A)	Investor Relations
Department
· Tuesday, March 13, 2012 – 10:00 am (Brasília), 10:00 am (EDT)
( Portuguese: 55-11-4688-6361 (Brazil)	55-19-3756-6083
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	ri@cpfl.com.br
· Webcast: www.cpfl.com.br/ir	www.cpfl.com.br/ir

4Q11/2011 Results | March 12, 2012

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Commercialization and Generation Sales – Excluding Related Parties	4

2) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION 5
2.1) Consolidation of CPFL Renováveis Financial Statements	6

3) ECONOMIC-FINANCIAL PERFORMANCE	7
3.1) Operating Revenue	9
3.2) Cost of Electric Energy	9
3.3) Operating Costs and Expenses	10
3.4) Regulatory Assets and Liabilities	12
3.5) EBITDA	12
3.6) Financial Result	12
3.7) Taxation on the Result	13
3.8) Net Income	13

4) DEBT	13
4.1) Financial Debt (Including Hedge)	13
4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	16
4.3) Net Debt – criteria in line with the calculation of financial covenants	17
4.4) New Funding	17

5) INVESTMENTS	17

6) CASH FLOW	19

7) DIVIDENDS	20

8) STOCK MARKET	21
8.1) Share Performance	21
8.2) Average Daily Volume	22
8.3) Ratings	22

9) CORPORATE GOVERNANCE	23

10) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2011	24

11) PERFORMANCE OF THE BUSINESS SEGMENTS	25
11.1) Distribution Segment	25
11.1.1) Economic-Financial Performance	25
11.1.2) Tariff Review	29
11.1.3) Tariff Adjustment	30
11.2) Commercialization and Services Segment (excluding CPFL Renováveis)	32
11.3) Conventional Generation Segment (excluding CPFL Renováveis)	33
11.3.1) Economic-Financial Performance	33
11.4) CPFL Renováveis	35
11.4.1) Economic-Financial Performance	35
11.4.2) Status of Generation Projects	37
11.4.3) Subsequent Events	38

12) ATTACHMENTS	41
12.1) Statement of Assets – CPFL Energia	41
12.2) Statement of Liabilities – CPFL Energia	42
12.3) Income Statement – CPFL Energia	43
12.4) Income Statement – Segments of Conventional Generation (excl. CPFL Renováveis) and CPFL Renováveis	44
12.5) Income Statement – Consolidated Distribution Segment	45
12.6) Economic-Financial Performance – Distributors	46
12.7) Sales to the Captive Market by Distributor (in GWh)	48

4Q11/2011 Results | March 12, 2012

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	3,461	3,286	5.3%	13,626	12,983	4.9%
Industrial	6,285	6,116	2.8%	24,752	23,814	3.9%
Commercial	2,171	2,033	6.8%	8,405	7,885	6.6%
Others	2,031	1,905	6.6%	7,807	7,362	6.1%
Total	13,947	13,339	4.6%	54,590	52,044	4.9%

In 4Q11, sales within the concession area, achieved by the distribution segment, totaled 13,947 GWh, an increase of 4.6%.

Sales within the Concession Area - GWh
	4Q11	4Q10	Var.	2011	2010	Var.
Captive Market	10,183	9,869	3.2%	39,917	39,250	1.7%
TUSD	3,764	3,469	8.5%	14,674	12,794	14.7%
Total	13,947	13,339	4.6%	54,590	52,044	4.9%

In 4Q11, sales to the captive market totaled 10,183 GWh, an increase of 3.2%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 8.5% to 3,764 GWh in 4Q11, reflecting the migration of customers to the free market.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	3,461	3,286	5.3%	13,626	12,983	4.9%
Industrial	2,636	2,754	-4.3%	10,536	11,393	-7.5%
Commercial	2,077	1,945	6.7%	8,031	7,587	5.9%
Others	2,009	1,884	6.7%	7,724	7,287	6.0%
Total	10,183	9,869	3.2%	39,917	39,250	1.7%

Note: The captive market sales by distributor tables are attached to this report in item 12.7.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 54.4% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 5.3% and 6.7%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years, partially offset by the lower temperatures.

•      Industrial class: down by 4.3%, due to the migration of customers to the free market and the slowdown in industrial production.

4Q11/2011 Results | March 12, 2012

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	4Q11	4Q10	Var.	2011	2010	Var.
CPFL Paulista	1,895	1,774	6.8%	7,318	6,339	15.4%
CPFL Piratininga	1,422	1,339	6.2%	5,649	5,183	9.0%
RGE	385	310	24.2%	1,489	1,111	34.0%
CPFL Santa Cruz	7	5	42.6%	22	19	14.0%
CPFL Jaguari	19	16	15.6%	54	68	-20.9%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	13	1	1392.1%	47	1	5215.7%
CPFL Sul Paulista	23	25	-5.4%	96	73	32.1%
Total	3,764	3,469	8.5%	14,674	12,794	14.7%

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	4Q11	4Q10	Var.	2011	2010	Var.
Total	3,186	3,200	-0.5%	12,173	12,262	-0.7%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract). Includes sales of CPFL Renováveis consolidated in November and November, considering 54.5%, and in December, considering 63.0% (excluding related parties).

In 4Q11, commercialization and generation sales moved down by 0.5% to 3,186 GWh, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, still effective in 2010 and that matured throughout 2011. However, the sales to free customers rose, due to the increase in the number of customers in the portfolio in 2011 compared to 2010 (from 129 to 140).

4Q11/2011 Results | March 12, 2012

2) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,768	30 years	November 2027

Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,483	30 years	October 2028

Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,314	30 years	November 2027

Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	186	16 years	July 2015

Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015

Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015

Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	75	16 years	July 2015

Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Installed power
Energy generation	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal*	695 MW	695 MW

Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW

Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW

CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW

BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW

Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW

Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	São Paulo	1 Hydroelectric	903 MW	63 MW

CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	-	-	-	-

(*) SHP - Small Hydropower Plant
(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

4Q11/2011 Results | March 12, 2012

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%

CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro- mechanical equipment and service provision	Direct 100%

Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%

CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%

Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%

CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%

CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

2.1) Consolidation of CPFL Renováveis Financial Statements

On August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis, when CPFL Energia started holding, indirectly, 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

On December 19, 2011, the acquisition of Jantus was concluded. CPFL Energia now indirectly holds 63.0% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.5%) and CPFL Brasil (27.5%).

Jantus has been consolidated in CPFL Renováveis’ financial statements since December 1, 2011.

4Q11/2011 Results | March 12, 2012

3) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	4,982,643	4,591,377	8.5%	18,865,982	17,556,678	7.5%
Net Operating Revenues	3,404,164	3,178,570	7.1%	12,764,028	12,023,729	6.2%
Cost of Electric Power	(1,642,241)	(1,639,930)	0.1%	(6,220,970)	(6,222,490)	0.0%
Operating Costs & Expenses	(984,893)	(907,107)	8.6%	(3,492,512)	(3,061,924)	14.1%
EBIT	777,030	631,533	23.0%	3,050,547	2,739,315	11.4%
EBITDA (IFRS)(1)	978,145	809,811	20.8%	3,768,797	3,350,479	12.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	988,581	833,374	18.6%	3,786,311	3,297,399	14.8%
Financial Income (Expense)	(170,231)	(114,712)	48.4%	(688,590)	(353,943)	94.5%
Income Before Taxes	606,798	516,821	17.4%	2,361,957	2,385,372	-1.0%
NET INCOME (IFRS)	443,362	361,623	22.6%	1,582,384	1,560,037	1.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	448,134	374,021	19.8%	1,583,455	1,517,414	4.4%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES (In Thousands of Reais)	EBITDA		Net Income
	4Q11	4Q10	4Q11	4Q10
Reported amount	978	810	443	362
(-) Non-recurring effects
Services rendered by third party for the structuring of operations with ERSA and Jantus	(9)	-	(6)	-
Gain with assets disposal - sale of a real state in Santos (CPFL Piratininga)	-	11	-	7
(=) Total non-recurring effects	(9)	11	(6)	7
(+) Regulatory Assets and Liabilities
Provisory tariff review procedure of CPFL Piratininga - Net Revenue	(29)	-	(19)	-
Other Regulatory Assets and Liabilities	30	35	18	20
(+) Regulatory Assets and Liabilities	1	35	(1)	20
(=) Total adjustments	10	24	5	13
Adjusted amount	989	833	448	374

4Q11/2011 Results | March 12, 2012

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES (In Thousands of Reais)	EBITDA		Net Income
	2011	2010	2011	2010
Reported amount	3,769	3,350	1,582	1,560
(-) Non-recurring effects
Incentivated Retirement Program (PAI)	(51)	-	(33)	-
Services rendered by third party for the structuring of operations with ERSA and Jantus	(18)	-	(12)	-
Provision for contingency of ISS taxes on services, at Enercan	(10)	-	(6)	-
Difference of 2010 energy cost of Epasa (net of charges)	11	-	7	-
Accounting adjustments of depreciation and of the Use of Public Assets (UBP) of the plants	-	-	(14)	-
Provision for a labor contingency related to the judicial agreement celebrated with the São Paulo Engineers Labor Union (CPFL Paulista)	-	(20)	-	(13)
Reversal of the provision related to the liabilities of Pis/Cofins credits on sector charges (CPFL Paulista and CPFL Piratininga)	-	40	-	29
Gain with assets disposal - sale of a real state in Santos (CPFL Piratininga)	-	11	-	7
(=) Total non-recurring effects	(68)	31	(58)	23
(+) Regulatory Assets and Liabilities	(50)	(22)	(57)	(19)
(=) Total adjustments	18	(53)	1	(42)
Adjusted amount	3,786	3,297	1,583	1,517

4Q11/2011 Results | March 12, 2012

3.1) Operating Revenue

Gross operating revenue in 4Q11 reached R$ 4,983 million, representing an increase of 8.5% (R$ 391 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,631 million, an increase of 9.1% (R$ 384 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 3.2% in the sales volume to the captive market;

•         Increase of 4.1% (R$ 13 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 75.1% (R$ 28 million) in the other revenues;

•         Additional gross revenue:

•         At the Conventional Generation Segment, in the amount of R$ 22 million (R$ 21 million net of taxes), due to: (i) the beginning of operations of Foz do Chapecó Hydroelectric Facility,  in October 2010, and of Epasa’s 2 thermoelectric facilities, in January 2011;

•         At CPFL Renováveis, in the amount of R$ 83 million (R$ 79 million net of taxes), due to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively; and (ii) the beginning of operations of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively;

It is important to mention that part of the sales of these projects is made to Group companies, being eliminated in the consolidation.

Deductions from the operating revenue were R$ 1,578 million, representing an increase of 11.7% (R$ 166 million), mainly due to the following factors: (i) increase of 10.0% in taxes on revenue (R$ 106 million); (ii) increase of 12.9% in CCC and CDE sector charges (R$ 37 million); (iii) increase in global reversal reserve - RGR (R$ 24 million); and (iv) increase of 37.8% in the amounts related to Proinfa (R$ 5 million). These increases were partially offset by the reduction of 14.4% in the amounts related to the R&D and energetic efficiency program (R$ 6 million).

Net operating revenue reached R$ 3,404 million in 4Q11, representing an increase of 7.1% (R$ 226 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,052 million, an increase of 7.7% (R$ 219 million).

3.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,642 million in 4Q11, representing a, increase of 0.1% (R$ 2 million):

•      The cost of electric power purchased for resale in 4Q11 was R$ 1,298 million, representing a decrease of 2.2% (R$ 29 million), due to the following effects:

         (i)        Decrease in the cost of energy purchased in the short term (R$ 109.0 million), due to the reduction of 86.3% in the average purchase price, partially offset by the increase of 48.5% (489 GWh) in the volume of purchased energy;

        (ii)       Decrease in the PROINFA cost (R$ 1.5 million), due to the 8.1% reduction in the volume of purchased energy (39 GWh), partially offset by the increase of 5.0% in the average purchase price;

4Q11/2011 Results | March 12, 2012

       (iii)         Decrease in PIS and Cofins tax credits, generated from the energy purchase (R$ 6.8 million).

Partially offset by:

      (i)             Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 71.2 million), caused by the 17.5% increase in the average purchase price, partially offset by the reduction of 9.0% (860 GWh) in the volume of purchased energy. This increase was partially offset by the flowing factors: (i) Epasa: expenses increment of R$ 31 million, in 4Q10, with the energy acquisition to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants; and (ii) Foz do Chapecó Hydroelectric Facility: expenses increment of R$ 10 million, in 4Q10, with the energy acquisition to honour the commitments taken;

     (ii)             Increase in the cost of energy from Itaipu (R$ 17.3 million), mainly due to the 7.8% increase in the average purchase price, partially offset by the 0.7% reduction (19 GWh) in the volume of purchased energy.

The net reduction of 428 GWh in the volume of purchased energy is due to the increase of purchases within CPFL Group.

•      Charges for the use of the transmission and distribution system reached R$ 344 million in 4Q11, a 10.0% increase (R$ 32 million), mainly due to the following factors:

            (i)        Increase of 19.4% in the basic network charges (R$ 42.5 million), mainly due to the following factors:

•         Increase of 17.2% in CPFL Paulista (R$ 18.3 million) and of 19.3% in CPFL Piratininga (R$ 10.3 million), partially offset by the 14.9% reduction in RGE (R$ 7.4 million);

•         Increases in Foz do Chapecó Hydroelectric Facility (R$ 6.5 million) and Epasa (R$ 1.5 million), due to the beginning of operation of the facilities.

           (ii)        Increase in the energy reserve charges (R$ 12.8 million);

          (iii)        Increase of 27.1% in the charges for the use of the distribution system (R$ 2.7 million).

Partially offsetting:

            (i)        Reduction of 25.0% in the system service usage charges - ESS (R$ 15.2 million);

           (ii)        Reducion of 23.8% in the conection charges (R$ 5.9 million);

          (iii)        Reduction of 10.1% in Itaipu charges (R$ 2.6 million);

         (iv)        Increase  in the PIS and Cofins tax credits (R$ 3.0 million), generated from the charges for the use of the transmission and distribution.

3.3) Operating Costs and Expenses

Operating costs and expenses were R$ 985 million in 4Q11, registering an increase of 8.6% (R$ 78 million), due to the following factors:

•      Increase of 2.0% (R$ 7 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 352 million in 4Q11, has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 432 million in 4Q11, registering an increase of 12.5% (R$ 48 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 4Q10):

4Q11/2011 Results | March 12, 2012

         (i)       Additional PMSO of CPFL Renováveis, in the amount of R$ 41 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 40 million), of which R$ 9 million are related to non-recurring  expenses with outside services for the operations with ERSA and Jantus to the consolidation of CPFL Renováveis on CPFL Energia;

•         Start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 1 million).

        (ii)            Additional PMSO of Conventional Generation Segment, in the amount of R$ 5 million, due to the start-up of Foz do Chapecó Hydroelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities;

       (iii)           Increase in the legal and judicial expenses and indemnities of CPFL Piratininga, due to the negative effect in the line of “loss/gain with assets disposal” (R$ 11 million), due to the non-operating revenue from the sale of a real state located in the Brazilian city of Santos, in the amount of R$ 11 million (non-recurring item).

Excluding these effects, PMSO for 4Q11 would have totaled R$ 383 million and PMSO for 4Q10 would have been R$ 392 million, a decrease of 2.4% (R$ 9 million), compared to the IGP-M index of 5.1% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)          Outsourced services expenses, which registered a decrease of 6.1% (R$ 9 million) mainly due to the higher volume of services hired from the companies of the CPFL Group;

        (ii)          Other operating costs/expenses, which registered a decrease of 15.4% (R$ 11 million), mainly due to the following factors:

•         The reduction of expenses in RGE (R$ 4 million), caused by a higher recovery of uncollectible accounts receivable (R$ 2 million) and by the lower expenses with advertising and publicity (R$ 1 million);

•         The reduction in CPFL Geração (R$ 4 million), mainly due to: (i) the amount registered, in 4Q10, in the line of “other indemnities, losses and damages”, related to the social auditing for the agreement approved in the court, between the Moovement of People Affected by Dams (MAB) and the Mines and Energy Ministry (MME) (R$ 2 million); and (ii) the lower expenses with advertising and publicity (R$ 1 million).

Partially offsetting:

         (i)            Personnel expenses, which reported an increase of 6.7% (R$ 10 million), mainly due to the Collective Bargaining Agreement for 2011 (R$ 7.5 million).

•      Depreciation and Amortization, which represented a net increase of 12.1% (R$ 24 million), mainly due to the following factors:

              (i)       Additional expense in the Conventional Generation Segment, in the amount of R$ 6.9 million, due to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 3.3 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 3.6 million);

             (ii)       Additional of CPFL Renováveis, in the amount of R$ 25.5 million, related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 23.0 million); and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 2.5 million).

4Q11/2011 Results | March 12, 2012

Partially offset by:

            (i)   The decrease related to the change in the law that sets the criteria for use of PIS and Cofins tax credits (R$ 14.8 million).

The increase in the operating costs/expenses was partially offset by the Private Pension Fund, an item which represented a revenue of R$ 15 million in 4Q10 and of R$ 16 million in 4Q11, resulting in a positive variation of R$ 1 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberation No. 371/00, as shown in the Actuarial Report.

3.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 35 million in 4Q10 and R$ 1 million in 4Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, the 4Q11 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga (corresponding to a reduction of R$ 29 million in the EBITDA). The application of this methodology should have occurred on October 23, 2011.

3.5) EBITDA

Based on the above factors, 4Q11 EBITDA (IFRS) reached R$ 978 million, registering a 20.8% increase (R$ 168 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 833 million in 4Q10 and R$ 989 million in 4Q11, an increase of 18.6% (R$ 155 million).

3.6) Financial Result

The 4Q11 net financial expense was R$ 170 million, a 48.4% increase (R$ 55.5 million) compared with the net financial expense of R$ 115 million reported in 4Q10.

The items explaining these changes are as follows:

•         Financial Expenses: increase of 49.4% (R$ 131 million), from R$ 266 million in 4Q10 to R$ 397 million in 4Q11, mainly due to the following factors:

✓      Increase in the debt balance, as a result of: (i) the consolidation of 100% of debt from CPFL Renováveis, according to the new accounting procedures of IFRS; (ii) the strategy of the Group’s business expansion, such as the acquisition of Jantus and the financing of several greenfield projects (still under construction) at CPFL Renováveis; and (iii) the pre-funding strategy, anticipating the funding of debt with maturity by 2012;

✓      Increase in the CDI Interbank rate, from 2.6% in 4Q10 to 2.7% in 4Q11 (R$ 9.3 million);

✓     The currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 12.8 million);

4Q11/2011 Results | March 12, 2012

✓     Financial expense in the Conventional Generation Segment (R$ 24.1 million) related to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 10.5 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 13.6 million). During the building of these plants, this financial expense was booked as investment, in the the fixed asset, according to the accounting procedures (CPC 20);

✓     Additional financial expense from CPFL Renováveis (R$ 19.4 million), related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus.

•         Financial Revenues: increase of 50.1% (R$ 76 million), from R$ 151 million in 4Q10 to R$ 227 million in 4Q11, mainly due to the income from financial investments (R$ 78 million), as a result of the increase in the investment balance and the increase in the CDI Interbank rate.

3.7) Taxation on the Result

In 4Q11, the income tax and social contribution totaled R$ 163 million, an increase of R$ 8 million compared to the amount registered in 4Q10. This increase is due to a higher income before taxes, partially offset by a higher use of tax credits (R$ 36 million in 4Q11 compared to R$ 18 million in 4Q10).

3.8) Net Income

Net income (IFRS) in 4Q11 was R$ 443 million, an increase of 22.6% (R$ 82 million).

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 4Q11 was R$ 414 million, an increase of 16.3% (R$ 58 million), compared to the net income of R$ 356 million in 4Q10.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 374 million in 4Q10 and R$ 448 in 4Q11, an increase of 19.8% (R$ 74 million).

4) DEBT

4.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 42.2% to R$ 13,388 million in 4Q11. This increase in net debt is a reflection of the consolidation of 100% of the debt of CPFL Renováveis, pursuant to the new IFRS accounting practices, as well as supporting the Group’s business expansion strategy, such as for example the acquisition of Jantus’ assets and the financing of a number of greenfield projects still under construction by CPFL Renováveis. During the course of 2011, CPFL Energia put into practice its pre-funding strategy for 2012, anticipating funding for maturing debt during 2012. Therefore, the company was capable of reducing the real cost of its debt by approximately 0.1 percentage point, to 4.3% per year, as well as extending its debt profile by 24.5%, from 3.47 to 4.32 years. Thus, the percentage of the debt classified as short-term declined from 23.9% to 12.3%.

4Q11/2011 Results | March 12, 2012

The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Brasil, CPFL Geração, CPFL Renováveis and Conventional Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,651 million, for debt rollover, investments funding and increase of CPFL Renováveis’ capital stock done by CPFL Brasil (for the acquisition of Jantus’ equity), with the following highlights:

+      Debentures issuances by CPFL Brasil (2nd Issue of R$ 1,320 million), CPFL Geração (4th Issue of R$ 680 million) and EPASA (3rd Issue of R$ 69 million);

+      Funding of BNDES financing for CPFL Renováveis (R$ 471 million) and EPASA (R$ 103 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Geração (R$ 100 million);

+      Funding of BNB financing for Epasa (R$ 10 milhões);

-      Amortizations of the principal of Epasa (2nd Issue of R$ 211 million), CPFL Geração (2nd Issue of R$ 425 million), CPFL Brasil (1st Issue of R$ 165 million), BAESA (R$ R$ 6 million) and ENERCAN’s debentures (R$ 3 million);

-      Amortizations of working capital by CPFL Geração (R$ 100 million), CERAN (R$ 22 million) and Foz do Chapecó (R$ 22 million);

-      Amortizations of BNDES financing for CERAN (R$ 54 million), CPFL Geração (R$ 40 million), ENERCAN (R$ 35 million), BAESA (R$ 19 million), Foz do Chapecó (R$ 17 million) and CPFL Renováveis (R$ 11 million).

•         CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 718 million, for debt rollover and investments funding, with the following highlights:

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 952 million), CPFL Piratininga (R$ 336 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 8 million), CPFL Jaguari (R$ 7 million) and CPFL Mococa (R$ 7 million);

+      Debentures issuances by CPFL Paulista (5th Issue of R$ 484 million), CPFL Piratininga (5th Issue of R$ 160 million), RGE (5th Issue of R$ 70 million) and CPFL Santa Cruz (1st Issue of R$ 65 million);

+      Funding of financing by CPFL Paulista (R$ 150 million), RGE (R$ 56 million), CPFL Piratininga (R$ 19 million), CPFL Leste Paulista (R$ 18 million), CPFL Sul Paulista (R$ 9 million), CPFL Santa Cruz (R$ 7 million), CPFL Jaguari (R$ 6 million) and CPFL Mococa (R$ 3 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 88 million;

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 4th Issue of R$ 280 million), RGE (2nd Issue of R$ 29 million, 3rd Issue of R$ 127 million and 4th Issue of R$ 185 million), CPFL Paulista (3rd Issue of R$ 213 million and 4th Issue of R$ 110 million), CPFL Leste Paulista (1st Issue of R$ 24 million), CPFL Sul Paulista (1st Issue of R$ 16 million) and CPFL Jaguari’s debentures (1st Issue of R$ 10 million);

4Q11/2011 Results | March 12, 2012

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 489 million).

•         Indebtedness from the incorporation of CPFL Renováveis (source ERSA), in the amount of R$ 492 million;

•         Indebtedness from the acquisition of Jantus by CPFL Renováveis, in the amount of R$ 669 million, of which R$ 517 million are related to the 1st Issue of Debentures and R$ 152 million are related to BNB financing;

•         Indebtedness from the acquisition of Santa Luzia Small Hydroelectric Power Plant by CPFL Renováveis, in the amount of R$ 136 million, related to BNDES financing.

Financial Debt - 4Q11 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	34	-	3,690	4,802	3,724	4,802	8,526
BNDES - Investment	25,032	-	542,153	4,071,103	567,185	4,071,103	4,638,287
BNDES - Income Assets	49	-	2,039	5,042	2,088	5,042	7,130
BNDES - Working Capital	687	-	111,129	36,928	111,816	36,928	148,743
Financial Institutions	96,177	23,627	221,142	1,507,927	317,319	1,531,555	1,848,874
Others	782	-	13,154	28,327	13,936	28,327	42,263
Subtotal	122,761	23,627	893,307	5,654,129	1,016,068	5,677,756	6,693,824

Foreign Currency
Financial Institutions	19,141	-	3,107	1,728,326	22,248	1,728,326	1,750,574
Subtotal	19,141	-	3,107	1,728,326	22,248	1,728,326	1,750,574

Debentures
CPFL Energia	16,403	-	150,000	300,000	166,403	300,000	466,403
CPFL Paulista	8,551	-	213,333	695,696	221,884	695,696	917,580
CPFL Piratininga	8,865	-	-	418,534	8,865	418,534	427,399
RGE	13,539	-	126,667	196,366	140,206	196,366	336,572
CPFL Santa Cruz	454	-	-	64,694	454	64,694	65,148
CPFL Brasil	12,940	-	-	1,315,580	12,940	1,315,580	1,328,520
CPFL Geração	14,089	-	-	940,664	14,089	940,664	954,753
EPASA	3,670	-	5,480	62,364	9,150	62,364	71,514
BAESA	544	-	5,734	21,503	6,278	21,503	27,781
ENERCAN	281	-	3,616	47,009	3,897	47,009	50,906
CPFL Renováveis	4,214	-	26,355	486,241	30,569	486,241	516,810
Subtotal	83,552	-	531,185	4,548,651	614,737	4,548,651	5,163,388

Financial Debt	225,454	23,627	1,427,598	11,931,106	1,653,054	11,954,732	13,607,787

Hedge	-	-	-	-	(3,733)	(215,618)	(219,350)

Financial Debt Including Hedge	-	-	-	-	1,649,321	11,739,115	13,388,436
Percentage on total (%)	-	-	-	-	12.3%	87.7%	100%

In 4Q11, R$ 11,739 million (87.7% of the total) are considered long term, and R$ 1,649 million (12.3% of the total) are considered short term. In 4Q10, R$ 7,167 million (76.1% of the total) are considered long term, and R$ 2,251 million (23.9% of the total) are considered short term.

4Q11/2011 Results | March 12, 2012

4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 13,840 million in 4Q11, growth of 38.1%. The nominal average cost of debt rose from 10.5% p.a. in 4Q10 to 11.1% p.a. in 4Q11, due to the upturn in the CDI interbank rate (from 9.7% to 11.6%). The real average cost of debt fell from 4.4% p.a. in 4Q10 to 4.3% p.a. in 4Q11, due to the upturn in the IPCA (from 5.9% to 6.5%). (accrued rates in the last 12 months)

Debt Profile – 4Q11

	R$	Swap
	Million

Banking	2,165	95.50% to 106.85% of CDI
Hedge	107	106.30% of CDI
13.6%	79	143.90% of CDI
	24	105.95% of CDI

		Revenue with foreign exchange component
Natural
Hedge	38
0.3%

Note: PSI – Investment Support Program

As a result of the funding operations and amortizations, there was an increase in the TJLP-indexed portion (from 30.7%, in 4Q10, to 33.4%, in 4Q11) and prefixed-PSI (from 3.2%, in 4Q10, to 4.4%, in 4Q11), and a decrease in the portion tied to the CDI-pegged portion (from 59.0%, in 4Q10, to 58.5%, in 4Q11) and the IGP-M/IGP-DI (from 6.7%, in 4Q10, to 3.4%, in 4Q11).

The foreign-currency and TJLP debt would have come to 13.1% and 34.2% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 33.4%, respectively.

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

4Q11/2011 Results | March 12, 2012

4.3) Net Debt – criteria in line with the calculation of financial covenants

R$ Thousands	4Q11	4Q10	Var.
Financial Debt (including hedge)	(13,388,436)	(9,418,257)	42.2%
(+) Available Funds	2,699,837	1,562,897	72.7%
(=) Net Debt	(10,688,600)	(7,855,360)	36.1%

Note: to match the information to the calculation of Company's financial covenants, we consider only the financial debt (including hedge) and available funds, removing from the calculation the debt with the private pension fund and judicial deposit related to the process of income tax of CPFL Paulista. EBITDA does not consider Regulatory Assets and Liabilitites.

In 4Q11, net debt totaled R$ 10,689 million, an upturn of 36.1% (R$ 2,833 million), due to the factors already explained above (investments, consolidation, and strategy of pre-funding).

The Company closed 4Q11 with a Net Debt / EBITDA ratio of 2.84x. Adjusting the EBITDA, considering an recurring pro-forma estimation of CPFL Renováveis to the last 12 months, and excluding the balance of the debt of projects that are under construction (and have not started generating EBITDA to the group), the Net Debt / EBITDA would have been 2.55x. For the purpose of checking the financial covenants where the adjustment is made only for the pro forma of EBITDA of 12 months, the net leverage reached 2.63x, substantially lower than the limit of 3.75x of the Company.

4.4) New Funding

In January 2012, the contracting of BNDES financing to SPE Salto Góes Energia S.A. (CPFL Renováveis’ controlled company) was approved, to the construction of Salto Góes Small Hydroelectric Power Plant. The total amount of the financing is up to R$ 85 million, with term of 192 months and interest rate of TJLP + 2.05% p.a.. The SHPP is under construction, with the beggining of operation estimated to 1Q13.

5) INVESTMENTS

In 4Q11, R$ 702 million were invested in business maintenance and expansion, of which R$ 324 million in distribution, R$ 374 million in generation and R$ 4 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,905 million in 2011, of which R$ 1,065 million in distribution, R$ 823 million in generation (R$ 488 million of CPFL Renováveis) and R$ 17 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)       Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others. CPFL Energia through its eight distributors, serves 569 municipalities, in the States of São Paulo, Rio Grande do Sul, Paraná and Minas Gerais. On December 31, 2011, our distribution companies had 7.0 million customers and our distribution network consisted of 210,491 km of distribution lines, including 276,561 distribution transformers. Our eight distribution subsidiaries had 9,437 km of high tension distribution lines between 34.5 kV and 138 kV. On that date, we had 434 high tension to medium tension transformer substations for subsequent distribution, with total transforming capacity of 13,650 MVA;

4Q11/2011 Results | March 12, 2012

        (ii)   Generation: chiefly focused on Bio Formosa and Bio Buriti Thermoelectric Facilities, enterprises that have already entered into commercial operation, and Bio Ipê, Bio Pedra, Alvorada and Coopcana Thermoelectric Facilities, Salto Góes Small Hydro Power Plant and Santa Clara, Macacos I and Campo dos Ventos II Wind Farms, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects. Includes investments to all new projects announced by the Group, including Atlântica Wind Farms.

4Q11/2011 Results | March 12, 2012

6) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	4Q11	2011

Beginning Balance	4,274,619	1,562,897

Net Income Including Social Contribution and Income Tax	606,798	2,361,957

Depreciation and Amortization	217,012	801,203
Interest on Debts and Monetary and Foreign Exchange Restatements	334,374	1,168,617
Income Tax and Social Contribution Paid	(214,145)	(764,195)
Interest on Debts Paid	(432,309)	(981,682)
Others	(29,242)	(97,247)
	(124,310)	126,696

Total Operating Activities	482,488	2,488,653

Investment Activities
Acquisition of Equity Interest net of cash acquired	(862,938)	(862,938)
Acquisition of Property, Plant and Equipment, and Intangibles	(702,525)	(1,904,773)
Others	(18,105)	280,180
Total Investment Activities	(1,583,568)	(2,487,531)

Financing Activities
Loans and Debentures	705,150	5,536,932
Principal Amortization of Loans and Debentures	(1,175,952)	(3,157,839)
Dividends Paid	(215)	(1,240,590)
Others	(2,684)	(2,684)
Total Financing Activities	(473,701)	1,135,819

Cash Flow Generation	(1,574,781)	1,136,940

Ending Balance - 12/31/2011	2,699,837	2,699,837

The cash flow balance closed the 4Q11 at R$ 2,700 million, representing a reduction of 36.8% (R$ 1,575 million) compared to the cash flow balance at the end of 3Q11. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)       Cash from operating activities in the amount of R$ 482 million.

•      Cash decrease:

         (i)       Acquisition of equity interest net of cash acquired, in the amount of R$ 863 million, of which R$ 817 million related to the acquisition of Jantus and the remaining related to the acquisition of Santa Luzia Small Hydroelectric Power Plant and others;

        (ii)       Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 702 million (detailed in item 5, “Investments”);

       (iii)       Principal amortizations of loans and debentures, which exceeded funding by R$ 471 million.

4Q11/2011 Results | March 12, 2012

7) DIVIDENDS

Thousands of R$
Net Income	1,582,384
Non-controlling shareholders' interest	(51,981)
Net Income - Parent Company	1,530,403
Prescribed dividend	4,967
Constitution of Legal Reserve	(76,520)
Realization of comprehensive income	47,329
Net Income Base for Allocation	1,506,179

The Board of Directors propose the payment of R$ 1,506 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 1.565228302 per share, related to the year 2011.

Excluding R$ 748 million, related to the 1H11 (paid in September 2011), the balance due is R$ 758 million, equivalent to R$ 0.788205126 per share.

CPFL Energia's Dividend Yield
	2H09	1H10	2H10	1H11	2H11
Dividend Yield - last 12 months (1)	7.9%	8.6%	6.9%	6.0%	7.1%

Note: (1) Based on the average of the closing quotations in each half year period.

The 2H11 dividend yield, calculated on the average of the closing quotations in the period (R$ 21.95 per share) is 3.6% (7.1% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). The company, again, is practicing the maximum payout.

4Q11/2011 Results | March 12, 2012

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 26.02 per share and US$ 28.21 per ADR, respectively (closing price in 12/31/2011).

Shares Performance – 4Q11 (with dividends)

In 4Q11, the shares appreciated 26.1% on the BM&FBOVESPA and 27.4% on the NYSE, outperforming major market indexes.

Shares Performance – 2011 (with dividends)

In 2011, the shares appreciated 34.0% on the BM&FBOVESPA and 25.9% on the NYSE, also outperforming major market indexes.

4Q11/2011 Results | March 12, 2012

8.2) Average Daily Volume

The daily trading volume in 2011 averaged R$ 32.8 million, of which R$ 13.5 million on the BM&FBOVESPA and R$ 19.3 million on the NYSE, 1.5% down on 2010. The number of trades on the BM&FBOVESPA increased by 45.4%, rising from a daily average of 1,406, in 2010, to 2,045, in 2011.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

8.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2009	2010	2011
Standard & Poor's	Rating	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable
Fitch Ratings	Rating	AA (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Positive	Stable	Stable
Note: Close-of-period positions.

4Q11/2011 Results | March 12, 2012

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

4Q11/2011 Results | March 12, 2012

10) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2011

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

It is worth noting the increase in CPFL Energia’s stake in CPFL Renováveis to 63%, with the conclusion of the acquisition of Jantus, and in EPASA to 52.75%, as of December 2011.

Notes:

(1)    Controlling shareholders;
(2)    Includes the 0.1% stake of the company Camargo Corrêa S.A.;
(3)    Termoparaíba and Termonordeste Thermoelectric Facilities;
(4)    Pro-forma - CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração, with 35.5% and CPFL Brasil with 27.5%.

4Q11/2011 Results | March 12, 2012

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	4,443,474	4,127,438	7.7%	16,964,764	15,863,617	6.9%
Net Operating Revenues	2,917,546	2,755,535	5.9%	11,052,574	10,475,200	5.5%
Cost of Electric Power	(1,655,262)	(1,572,410)	5.3%	(6,278,019)	(6,017,232)	4.3%
Operating Costs & Expenses	(745,051)	(723,861)	2.9%	(2,711,991)	(2,464,652)	10.0%
EBIT	517,233	459,265	12.6%	2,062,565	1,993,316	3.5%
EBITDA (IFRS)(1)	591,007	543,017	8.8%	2,339,948	2,266,685	3.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	592,100	566,580	4.5%	NA	NA	NA
Financial Income (Expense)	(73,519)	(36,594)	100.9%	(240,481)	(79,118)	204.0%
Income Before Taxes	443,714	422,671	5.0%	1,822,083	1,914,198	-4.8%
NET INCOME (IFRS)	315,585	299,514	5.4%	1,250,880	1,309,333	-4.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	314,191	311,911	0.7%	NA	NA	NA

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 12.6.

NA = Not applicable.

Operating Revenue

Gross operating revenue in 4Q11 reached R$ 4,443 million, representing an increase of 7.7% (R$ 316 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,092 million, an increase of 8.2% (R$ 309 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 3.2% in the sales volume to the captive market;

•         Increase of 2.0% (R$ 6.5 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 52.2% (R$ 17 million) in other revenues.

Deductions from the operating revenue were R$ 1,526 million, representing an increase of 11.2% (R$ 154 million), mainly due to the following factors: (i) increase of 9.2% in taxes on revenue (R$ 95.2 million); (ii) increase of 12.9% in CCC and CDE sector charges (R$ 37.0 million); (iii) increase in RGR (R$ 23.8 million); and (iv) increase of 2.3% in the amounts related to Proinfa (R$ 0.4  million). These increases were partially offset by the reduction in the amounts related to the R&D and energetic efficiency program (R$ 2.3 million).

Net operating revenue reached R$ 2,918 million in 4Q11, representing an increase of 5.9% (R$ 162 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,566 million, an increase of 6.4% (R$ 155 million).

4Q11/2011 Results | March 12, 2012

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,655 million in 4Q11, representing an increase of 4.7% (R$ 83 million):

•      The cost of electric power purchased for resale in 4Q11 was R$ 1,331 million, representing an increase of 4.7% (R$ 59 million), due to the following effects:

      (i)        Increase in the cost of energy purchased in the short term (R$ 74.4 million), due to the increase of 153.2% (3,063 GWh) in the volume of purchased energy, partially offset by the reduction of 9.7%% in the average purchase price;

     (ii)        Increase in the cost of energy from Itaipu (R$ 17.3 million), mainly due to the 7.8% increase in the average purchase price, partially offset by the 0.7% reduction (19 GWh) in the volume of purchased energy.

Partially offsetting:

      (i)        Decrease in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 21.9 million), caused by the 53.1% (6,039 GWh) reduction in the volume of purchased energy, partially offset by the increase in the average price of purchased energy;

     (ii)        Decrease in the Proinfa cost (R$ 1.5 million), due to the 8.1% reduction in the volume of purchased energy (39 GWh), partially offset by the increase of 5.0% in the average purchase price;

    (iii)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 8.9 million).

•      Charges for the use of the transmission and distribution system reached R$ 325 million in 4Q11, an increase of 7.8% (R$ 24 million), due to the following factors:

            (i)        Increase of 7.9% in the basic network charges (R$ 18.2 million), due to, among other factors, the increases of 17.2% at CPFL Paulista (R$ 18.3 million) and of 19.3% at CPFL Piratininga (R$ 10.3 million), partially offset by the reduction of 14.9% at RGE (R$ 7.4 million);

           (ii)        Increase in the reserve energy charges (R$ 12.8 million);

          (iii)        Increase in the charges for the use of the distribution system (R$ 6.0 million);

         (iv)        Increase of 14.0% in the connection charges (R$ 2.3 million);

          (v)        Increase of 7.4% in Itaipu charges (R$ 1.6 million).

Partially offsetting:

            (i)        Decrease of 25.0% in the system service usage charges - ESS (R$ 15.2 million);

           (ii)        Increase in the Pis and Cofins tax credits (R$ 2.2 million), generated from the charges for the use of the transmission and distribution.

Operating Costs and Expenses

Operating costs and expenses were R$ 745 million in 4Q11, registering an increase of 2.9% (R$ 21 million), due to the following factors:

•      Increase of 2.0% (R$ 7 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 352 million in 4Q11, has its counterpart in the “operating revenue”;

4Q11/2011 Results | March 12, 2012

•      The PMSO item reached R$ 320 million in 4Q11, registering an increase of 8.2% (R$ 24 million), mainly due to the following factor (that needs to be excluded for comparison purposes with 4Q10):

✓      Increase in the legal and judicial expenses and indemnities of CPFL Piratininga, due to the negative effect in the line of “loss/gain with assets disposal” (R$ 11 million), due to the non-operating revenue from the sale of a real state located in the Brazilian city of Santos, in the amount of R$ 11 million (non-recurring item).

Excluding these effects, PMSO for 4Q11 would have totaled R$ 320 million and PMSO for 4Q10 would have been R$ 307 million, an increase of 4.3% (R$ 13 million), compared to the IGP-M index of 5.1% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Personnel expenses, which reported an increase of 1.2% (R$ 2 million), due to, among other factors, the Collective Bargaining Agreement for 2011;

        (ii)       Material expenses, which reported and increase of 24.9% (R$ 4 million), mainly due to the following factors:

✓  CPFL Paulista (R$ 1 million) and CPFL Piratininga (R$ 2 million), due to, among other factors, the increase in expenses with services rendered to third party;

✓  RGE (R$ 1 million), mainly due to the increase in the material expenses for network and lines maintenance.

       (iii)       Outsourced services expenses, which registered an increase of 10.2% (R$ 11 million) mainly due to the following items:

✓  CPFL Paulista (R$ 4 million), due to: (i) the increase in the expenses with delivery and collection of energy bill, re-notice/disconnection/re-connection, delivery of documents and reading of usage meters (R$ 1 million); (ii) the increase in consulting expenses (R$ 1 million); and (iii) the other outsourced services (R$ 2 million);

✓  CPFL Piratininga (R$ 2 million), due to the increase in the expenses with: (i) delivery and collection of energy bill, re-notice/disconnection/re-connection, delivery of documents and reading of usage meters (R$ 1 million); and (ii) other outsourced services (R$ 1 million).

✓  Increase in the expenses with re-notice/disconnection/re-connection in the distribution companies: RGE, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz (R$ 2 million).

Partially offsetting:

         (i)              Other operating costs/expenses, which registered a decrease of 7.8% (R$ 4 million), mainly due to the reduction of expenses in RGE (R$ 4 million), caused by a higher recovery of uncollectible accounts receivable (R$ 2 million) and by the lower expenses with advertising and publicity (R$ 1 million).

•      Depreciation and Amortization, which represented a net decrease of 9.8% (R$ 10 million), mainly due to the change in the law that sets the criteria for use of PIS and Cofins tax credits (R$ 14.8 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 35 million in 4Q10 and R$ 1 million in 4Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

4Q11/2011 Results | March 12, 2012

It is important to note that, as directed by Aneel, the 4Q11 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga (corresponding to a reduction of R$ 29 million in the EBITDA). The application of this methodology should have occurred on October 23, 2011.

EBITDA

Based on the mentioned factors, 4Q11 EBITDA (IFRS) reached R$ 591 million, registering an increase of 8.8% (R$ 48 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 567 million in 4Q10 and R$ 592 million in 4Q11, an increase of 4.5% (R$ 26 million).

Financial Result

The 4Q11 net financial expense was R$ 74 million, a 100.9% increase (R$ 37 million) compared to the net financial expense of R$ 37 million reported in 4Q10.

The items explaining these changes are as follows:

•         Financial Expenses: increase of 65.0% (R$ 75 million), from R$ 116 million in 4Q10 to R$ 191 million in 4Q11. This variation is mainly due to: (i) the increase in the debt balance; (ii) the increase in the CDI Interbank rate, from 2.6% in 4Q10 to 2.7% in 4Q11 (R$ 7.3 million); and (iii) the currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 12.8 million);

•         Financial Revenues: increase of 48.4% (R$ 38 million), from R$ 79 million in 4Q10 to R$ 117 million in 4Q11, mainly due to the income from financial investments, as a result of the increase in the investment balance and the increase in the CDI Interbank rate.

Net Income

Net income (IFRS) in 4Q11 was R$ 316 million, an increase of 5.4% (R$ 16 million).

Considering the regulatory assets and liabilities, including the effects on the financial result (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 312 million in 4Q10 and R$ 314 million in 4Q11, an increase of 0.7% (R$ 2 million).

4Q11/2011 Results | March 12, 2012

11.1.2) Tariff Review

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011;
(2) Dates postponed by Aneel, through the Ratifying Resolution 471 of December 20,  2011.

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing AP 040, for the definition of the methodology used in the third Tariff Revision cycle. The new methodology for CPFL Piratininga will be applied in 2012.

11.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to delays in the approval of the methodologies for the 3rd cycle of tariff reviews, Aneel granted an extension of the current fees to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa) through Normative Resolution No. 471. The Resolution provides that the resulting effects of tariff review are applied to tariffs from the date of the next tariff adjustment, including retroactive effects. The application of new methodology for review is scheduled to take place by February 2013.

Main changes for the third Tariff Revision cycle:

•        Operating costs: Transition from “Aneel’s referente company” methodology to the model of benchmark methodology. The costs defined in the prior Tariff Revision cycle (the second one) will be updated reverting to the tariff reasonableness the average productivity gains achieved by the distribution companies. In addition, a comparative evaluation of the distribution companies’ efficiency will be done. If there is a difference between the two results, a trajectory of the operating costs will be defined through the X Factor.

•        Weighted Average Cost of Capital (WACC): Decreased from 9.95% to 7.5% (real and net of taxes). The decrese reflects the risk perception to invest in energy distribution in Brazil and the decrease of the fund raising costs by the distribution companies, besides the adjustments in the methodology, such as: the exclusion of the regulatory risk, the country risk stablished by the median, among others.

4Q11/2011 Results | March 12, 2012

•         XPd Factor - Productivity Component: The productivity gains will be estimated based on the historical relation between the marked expansion and the growth of the distribution companies costs. (XPd: central point of 1.11%, ex-ante calculation).

•         XQ Factor – Quality Component: Treat the companies in a different way. The best performers will have a higher benefit and a lower penalty. The reverse will be done for the companies that present the worst quality performance, always comparing it with its own historical performance. (For XQ=0, the variation of DEC and FEC quality indexes will be between -5% and +5%).

•         XT Factor – Trajectory: Will be attributed if the operating costs defined in the second Tariff Revision cycle (after the update by the productivity gains), are not within the range of the efficient operating costs defined by the benchmarking methodology. (XT limited to +/-2%).

•         Unrecoverable revenues: It will be considered the provision for doubtfull by consumer class and on sector charges, according to the limit established by Aneel;

•         In the case of “Other revenues”, revenues for exceeding demand (additional value that the distributor receives when a costumer exceeds the demand pre-established in the contract) and the collection of costumer surplus of reactive (additional value received by the distributor when a consumer uses reactive power* beyond the levels set by Aneel, overloading the system) are to be counted as "special obligations" and will be used to benefit the system of electricity distribution, with consequent impacts on the final costumer. This determination has been suspended by court order and, therefore, it hasn’t been applied by the company.**

(*) Reactive power is consumed according to the characteristics predominantly inductive and some non-linear loads, such as fluorescent lamps, refrigerator motors, air conditioners, computers and transformers. In general, the reactive power does not produce work and thus reduces the efficiency of the system.

(**) In January 2012, the Brazilian Association of Electric Power Distributors (Abradee) filed a suit with a request for injunctive relief against the application of the methodology of Other Income in the 3rd cycle, by Aneel.

11.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

4Q11/2011 Results | March 12, 2012

11.1.3.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs came into effect on October 23 2010.

11.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.3.5”.

11.1.3.3) CPFL Paulista

Aneel Ratifying Resolution 1,130 of April 5 2011 readjusted the electricity energy tariffs at CPFL Paulista by 7.38%, 6.11% relative to the Tariff Readjustment and 1.26% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 7.23% on the billings of captive consumers. The new tariffs came into effect on April 8 2011 and will remain in force until April 7 2012.

11.1.3.4) RGE

Aneel Ratifying Resolution 1,153 of June 14 2011 readjusted the electricity energy tariffs at RGE by 17.21%, 8.58% relative to the Tariff Readjustment and 8.63% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 6.74% on the billings of captive consumers. The new tariffs came into effect on June 19 2011 and will remain in force until June 18 2012.

11.1.3.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa	CPFL Paulista	RGE
Term >>>>>>	10/23/2010	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	04/08/2011	06/19/2011
Economic IRT	8.59%	8.01%	6.42%	5.22%	6.57%	6.84%	6.11%	8.58%
Financial Components	1.52%	15.61%	1.34%	0.25%	1.45%	2.66%	1.26%	8.63%
Total IRT	10.11%	23.61%	7.76%	5.47%	8.02%	9.50%	7.38%	17.21%

4Q11/2011 Results | March 12, 2012

11.2) Commercialization and Services Segment (excluding CPFL Renováveis)

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	4Q11	4Q10	Var.
Gross Operating Revenues	490,726	541,736	-9.4%
Net Operating Revenues	432,073	483,082	-10.6%
EBITDA (IFRS)(1)	72,568	63,962	13.5%
NET INCOME (IFRS)	40,827	42,993	-5.0%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions.

Operating Revenue

In 4Q11, gross operating revenue reached R$ 491 million, representing a decrease of 9.4% (R$ 51 million), while net operating revenue moved down by 10.6% (R$ 51 million) to R$ 432 million.

EBITDA

In 4Q11, EBITDA totaled R$ 73 million, an increase of 13.5% (R$ 9 million).

Gain with Business Combination

In 4Q11, the gain with the business combination (coming from CPFL Renováveis) was R$ 8 million. This is a non-recurring  accounting effect, which results from the joint venture between CPFL Energia and ERSA. It does not affect the dividends neither CPFL Energia’s results.

Accounting (according to the CPC 15 accounting pronouncement - IFRS 3):

In the case of CPFL Brasil, which is an associated company of CPFL Renováveis, the amount related to the business combination (coming from CPFL Renováveis) is booked in the line of “other operating revenues” (within the other operating costs/expenses) and passes by the income statement through the income. In the case of CPFL Energia, which is the controlling company of CPFL Renováveis, this amount is booked in the line of “investment” with its counterpart in “reserve” (of the shareholders’ equity), and it does not pass by the income statement.

Net Income

In 4Q11, net income amounted to R$ 41 million, down by 5.0% (R$ 2 million).

Excluding the business combination effect (coming from CPFL Renováveis), the net income would have totaled R$ 33 million in 4Q11, a 23.4% (R$ 10 million) reduction.

4Q11/2011 Results | March 12, 2012

11.3) Conventional Generation Segment (excluding CPFL Renováveis)

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (Pro-forma - R$ Thousands)
	4Q11(2)	4Q10(3)	Var.
Gross Operating Revenues	359,310	303,734	18.3%
Net Operating Revenues	337,525	284,682	18.6%
Cost of Electric Power	(20,982)	(56,179)	-62.7%
Operating Costs & Expenses	307,924	(84,762)	-463.3%
EBIT	624,466	143,740	334.4%
EBITDA (IFRS)(1)	272,836	194,030	40.6%
Financial Income (Expense)	(111,767)	(91,097)	22.7%
Income Before Taxes	512,699	52,643	873.9%
NET INCOME (IFRS)	487,403	61,311	695.0%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    Pro-forma: excludes CPFL Renováveis;

(3)    Pro-forma: also excludes CPFL Renováveis. The amounts reported in 4Q10 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

Operating Revenue

In 4Q11, gross operating revenue reached R$ 359 million, representing an increase of 18.3% (R$ 56 million), while net operating revenue moved up by 18.6% (R$ 53 million) to R$ 338 million.

This variation is mainly due to the following factors:

     (i)              Gross additional revenue due to the beginning of operations of Foz do Chapecó Hydroelectric Facility,  in October 2010, and of Epasa’s 2 thermoelectric facilities, in January 2011 in the amount of R$ 22 million (R$ 21 million net of taxes). It is important to remember that part of the sales of these projects is made to Group companies;

    (ii)              Price adjustments of the other assets.

Cost of Electric Power

In 4Q11, the cost of electric power decreased 62.7% (R$ 35 million) to R$ 21 million, chiefly due to the following factors:

    (i)             Foz do Chapecó Hydroelectric Facility: expenses increment of R$ 10 million, in 4Q10, with the energy acquisition (71 GWh) to honour the commitments taken, while the plant did not have all of its turbines in full commercial operation;

   (ii)             Epasa: expenses increment of R$ 31 million, in 4Q10, with the energy acquisition (248 GWh) to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants.

These effects were partially offset by the rise in the charges for the use of the transmission system related to Foz do Chapecó Hydroelectric Facility (R$ 3 million) and Epasa (R$ 2 million), due to the start-up of the facilities.

4Q11/2011 Results | March 12, 2012

Operating Costs and Expenses

In 4Q11, the gain of CPFL Geração with the business combination (coming from CPFL Renováveis) was R$ 412 million. This is a non-recurring  accounting effect, which results from the joint venture between CPFL Energia and ERSA. It does not affect the dividends neither CPFL Energia’s results.

Accounting (according to the CPC 15 accounting pronouncement - IFRS 3): In the case of CPFL Geração, which is an associated company of CPFL Renováveis, the amount related to the business combination (coming from CPFL Renováveis) is booked in the line of “other operating revenues” (within the other operating costs/expenses) and passes by the income statement through the income. In the case of CPFL Energia, which is the controlling company of CPFL Renováveis, this amount is booked in the line of “investment” with its counterpart in “reserve” (of the shareholders’ equity), and it does not pass by the income statement.

Excluding this amount, the operating costs and expenses moved up by 23.2% (R$ 20 million) to R$ 104 million, chiefly due to the following factors:

•      The PMSO item reached R$ 44 million in 4Q11, an increase of 26.8% (R$ 9 million), due, among other factors, to the start-up of Foz do Chapecó Hydroelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 5 milllion). (This effect needs to be excluded for comparison purposes with the 4Q10).

Excluding this effect, PMSO for 4Q11 would have totaled R$ 35 million and PMSO for 4Q10 would have been R$ 31 million, an increase of 13.2% (R$ 4 million).

The main factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

✓      The increase of 101.5% (R$ 7 million) in the Outsourced Services Expenses, mainly due to the following upturns: (i) consulting expenses (R$ 5 million); and (ii) information technology expenses (R$ 1 million);

Partially offset by:

✓      The reduction of 18.5% (R$ 3 million) in the other operating costs/expenses, mainly due to the following effects, in CPFL Geração: (i) the amount registered, in 4Q10, in the line of “other indemnities, losses and damages”, related to the social auditing for the agreement approved in the court, between the Moovement of People Affected by Dams (MAB) and the Mines and Energy Ministry (MME) (R$ 2 million); and (ii) the lower expenses with advertising and publicity (R$ 1 million).

•      Depreciation and Amortization, which represented a net increase of 21.3% (R$ 11 million), mainly due to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 3.3 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 3.6 million).

EBITDA

In 4Q11, EBITDA (IFRS) was R$ 273 million, an increase of 40.6% (R$ 79 million).

Financial Result

In 4Q11, net financial expense was R$ 112 million, up by 22.7% (R$ 21 million). The items explaining these changes are as follows:

•      Financial Expenses: moved from R$ 102 million in 4Q10 to R$ 127 million in 4Q11 (R$ 25 million increase), mainly due to the financial expense (R$ 24.1 million) related to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 10.5 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 13.6 million). During the building of these plants, this financial expense was booked as investment, in the fixed asset, according to the accounting procedures (CPC 20);

4Q11/2011 Results | March 12, 2012

•      Financial Revenues: moved from R$ 11 million in 4Q10 to R$ 16 million in 4Q11 (R$ 5 million increase), mainly due to the increase in the income from financial investments, as a result of the increase in the investment balance and the increase in the CDI Interbank rate;

Net Income

In 4Q11, net income (IFRS) was R$ 487 million, an increase of 695.0% (R$ 426 million).

Excluding the business combination effect (coming from CPFL Renováveis), the net income would have totaled R$ 75 million in 4Q11, a 22.4% (R$ 14 million) increase.

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

This comparison considers, in 4Q10, only the assets that belonged to CPFL Energia and started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Biomass Thermoelectric Facility).

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	4Q11	4Q10(2)	Var.
Gross Operating Revenues	119,861	35,948	233.4%
Net Operating Revenues	113,802	33,657	238.1%
Cost of Electric Power	(11,472)	(4,451)	157.8%
Operating Costs & Expenses	(73,923)	(10,146)	628.6%
EBIT	28,408	19,059	49.0%
EBITDA (IFRS)(1)	57,231	25,247	126.7%
Financial Income (Expense)	18,740	4,520	314.7%
Income Before Taxes	47,148	23,579	100.0%
NET INCOME (IFRS)	52,968	15,654	238.4%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    Pro-forma Income Statement (considering that CPFL Renováveis was created on August 1, 2011), elaborated for comparison purposes with 4Q11. Considers only the assets that belonged to CPFL Energia and started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Biomass Thermoelectric Facility).

Operating Revenue

In 4Q11, gross operating revenue reached R$ 120 million, representing an increase of 233.4% (R$ 84 million), while net operating revenue moved up by 238.1% (R$ 80 million) to R$ 114 million.

The increase in the gross operating revenue is mainly due to the increase in the amount of R$ 83 million (R$ 79 million net of taxes), as a result of:

•      The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

•      The beginning of operations of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively;

4Q11/2011 Results | March 12, 2012

•      The price adjustments of other assets that came from CPFL Geração.

Operating Costs and Expenses

In 4Q11, operating costs and expenses reached R$ 74 million, an increase of 157.8% (R$ 64 million), chiefly due to the following factors:

    (i)             Additional PMSO of CPFL Renováveis, in the amount of R$ 41 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 40 million), of which R$ 9 million are related to non-recurring  expenses with outside services for the operations with ERSA and Jantus to the consolidation of CPFL Renováveis on CPFL Energia;

•         Start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 1 million).

   (ii)             Additional Depreciation and Amortization of CPFL Renováveis, in the amount of R$ 25.5 million, related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 23.0 million); and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 2.5 million).

EBITDA

In 4Q11, EBITDA (IFRS) was R$ 57 million, an increase of 126.7% (R$ 32 million).

Additional EBITDA of CPFL Renováveis, related to new operating assets, resulting from de joint venture with ERSA and the acquisition of Jantus, was R$ 16 million.

Excluding the non-recurring effect (R$ 9 million), EBITDA (IFRS – Non-Recurring) would have totaled R$ 66 million in 4Q11, an increase of 163.7% (R$ 41 million).

Financial Result

In 4Q11, the net financial revenue (= financial revenue – financial expense) was R$ 19 million, representing an increase of 314.7% (R$ 14 million), mainly due to the new assets in operation, resulting from the joint venture with ERSA and from the acquisition of Jantus, as follows:

✓  Additional financial revenue of R$ 31.8 million, partially offset by the additional financial expense of R$ 19.4 million.

Net Income

In 4Q11, net income (IFRS) was R$ 53 million, increase of 238.4% (R$ 37 million).

Excluding the non-recurring effect, net income (IFRS – Non-Recurring) would have totaled R$ 59 million in 4Q11, an increase of 277.8% (R$ 43 million).

4Q11/2011 Results | March 12, 2012

11.4.2) Status of Generation Projects

Bio Ipê Thermoelectric Facility

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is in its final phase of construction (93% of works completed – December 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW and the physical guarantee is of 8.4 average-MW. Capital structure (estimated): 79% BNDES (74% à  TJLP + 1.9% p.a. and 26% à  5.5% p.a. pre) and 21% equity. Average maturity: 14 years.

Bio Pedra Thermoelectric Facility

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is under construction (70% of works completed – September 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the physical guarantee is of 24.4 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 154.12/MWh – December 2011). Capital structure (estimated): 73% BNDES (26% à  TJLP + 1.9% p.a. and 74% à  5.5% p.a. pre) and 27% equity. Average maturity: 11 years.

Coopcana Thermoelectric Facility

Coopcana Thermoelectric Facility, located at São Carlos do Ivaí (Paraná State), is under construction (6% of works completed – December 2011). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 153 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Facility

Alvorada Thermoelectric Facility, located at Araporã (Minas Gerais State), is under construction (7% of works completed – December 2011). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 154 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Salto Góes Small Hydro Power Plant

Salto Góes Small Hydro Power Plant, located at Santa Catarina State, is under construction (52% of works completed – December 2011). Commercial start-up is scheduled for 1Q13. The estimated investment in the project is of R$ 136 million. The installed capacity is of 20 MW and the assured power is of 11.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 160.41/MWh – December 2011). Capital structure (estimated): 63% BNDES and 37% equity.

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (47% of works completed – December 2011). Start-up is scheduled for 3Q12. The estimated investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the physical guarantee is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 168.32/MWh – December 2011). Capital structure (estimated): 65% BNDES (TJLP + 1.7% p.a.) and 35% equity. Average maturity: 16 years.

4Q11/2011 Results | March 12, 2012

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas)

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (10% of works completed – December 2011). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 374 million. The installed capacity is of 78.2 MW and the physical guarantee is of 37.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 137.30/MWh – December 2011).

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (7% of works completed – December 2011). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 127 million. The installed capacity is of 30 MW and the physical guarantee is of 14 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 133.70/MWh – December 2011).

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, São Domingos and Ventos de São Martinho)

The start-up of Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, Ventos de São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 660 million. The installed capacity is of 138 MW and the physical guarantee is of 68.5 average-MW.

São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito and Ventos de São Dimas)

The start-up of São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito e Ventos de São Dimas), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 506 million. The installed capacity is of 116 MW and the physical guarantee is of 60.6 average-MW.

11.4.3) Subsequent Events

Acquisition of Atlântica Wind Farms (to be implemented)

CPFL Renováveis have released, on January 13, 2012, an Announcement to the Market informing that on January 12, 2012 it signed a Stock Purchase and Sale Agreement with COBRA INSTALACIONES Y SERVICIOS S.A. (“Stock Purchase and Sale Agreement”), whose purpose is the acquisition by the Company of the entire number of shares of companies ATLÂNTICA I PARQUE EÓLICO S.A., ATLÂNTICA II PARQUE EÓLICO S.A., ATLÂNTICA IV PARQUE EÓLICO S.A. and ATLÂNTICA V PARQUE EÓLICO S.A. (“Companies”). The Companies own authorizations, for 35 years, to generate electric power from wind sources in the independent production regimen, through the installation of their respective wind farms. The projects are the subject of Ministry of Mines and Energy official announcements no. 134, of February 25, 2011, no. 148, of March 03, 2011, no. 147, of March 03, 2011, and no. 168, of March 21, 2011. The Stock Purchase and Sale Agreement is subject to approval by the National Electric Energy Agency (ANEEL) and other conditions inherent to this type of business arrangement. Once the conditions are implemented, the Company will own all of the shares that have been issued by the Companies. The four wind farms, located in the municipality of Palmares do Sul, State of Rio Grande do Sul, together have an installed capacity of 120 MW (being 30 MW each one) and physical guarantee of 52.7 average MW, and had all their certified power sold in the Renewable Source Auction held on August 26, 2010, at the price of R$ 135.00/MWh in the base date of April 2010 (R$ 147.44/MWh in the base date of December 2011).

4Q11/2011 Results | March 12, 2012

Acquisition of Bons Ventos Wind Farms (operating)

CPFL Energia and CPFL Renováveis have released, on February 24, 2012, a Material Fact informing that, on that date, CPFL Renováveis signed a purchase and sale agreement with Fundo de Investimento em Participações Brasil Energia, Servtec Investimentos e Participações Ltda., Fundo de Investimento em Participações Progresso and some individuals (together known as “Sellers”) referring to the acquisition of the total capital stock of BVP S.A. (“BVP”), which owns 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”) (“Acquisition”). Bons Ventos has been authorized by the National Electric Energy Agency (“ANEEL”) to exploit the wind farms (i) Taíba Albatroz, with installed capacity of 16.8 MW; (ii) Bons Ventos, with installed capacity of 50.4 MW; (iii) Enacel, with installed capacity of 31.5 MW; and (iv) Canoa Quebrada, with installed capacity of 58.8 MW (“Wind Farms”). All wind farms are located on the coast of the state of Ceará and currently are in full operation, with all of the energy contracted with Eletrobrás for 20 years through the Electric Energy Alternative Sources Incentive Program – PROINFA (R$ 290.50/MWh in the base date of December 2011). The total price of the Acquisition is R$ 1,062 million, which involves: (i) the amount of R$ 600 million to be paid to the sellers; and (ii) the assumption of net debt in the amount of R$ 462 million, which may be adjusted until the date of the closing of the Acquisition, as foreseen in the share purchase and sales agreement. The closing of the Acquisition and the payment of the Acquisition Price are subject to satisfying the preceding conditions established in the share purchase and sales agreement and the obtaining of the pertinent prior approvals, including the approval of ANEEL and the lending banks, notably the Brazilian National Economic and Social Development Bank (BNDES), the Banco do Nordeste do Brasil and Nordic Investment Bank -NIB. The Acquisition shall be submitted also to the approval of the competition defense agencies, including the Economic Defense Administrative Council (CADE), within a deadline and in a manner pursuant to current legislation. Through this Acquisition of the Wind Farms, the Company will add 157.5 MW to its installed capacity, with an average capacity factor of about 40%.

4Q11/2011 Results | March 12, 2012

Acquisition of Usina Ester Co-generation Assets (operating)

CPFL Renováveis have released, on March 12, 2012, an Announcement to the Market informing that it celebrated, on March 9, 2012, a purchase agreement of co-generation assets of electric energy and steam from SPE LACENAS PARTICIPAÇÕES LTDA. ("SPE Lacenas"), a controlled company of Usina Ester ("Usina Ester"), which holds an authorization granted by the National Electric Energy Agency ("ANEEL") to exploit the energy from biomass produced by crushing sugarcane and with installed capacity of 40.0 MW. Usina Ester has a contract for the sale of energy ("PPA") sold at LFA Auction 2007 of about 7 average MW, with a 15-year term. The remaining power, equivalent to about 4 average MW in 2012, will be sold in the Free Market. The co-generation assets are located in the city of Cosmópolis, State of São Paulo, and are in full commercial operation. The total acquisition price of the assets is R$ 111.5 million, comprising, on the date of signing the agreement: (i) the amount of R$ 50.9 million to be paid to the sellers; and (ii) the assumption of net debt of R$ 60.6 million. The closing of the transaction is subject to preceding conditions set forth in the purchase agreement and prior to obtaining the relevant approvals, including permits from all relevant regulatory bodies.

4Q11/2011 Results | March 12, 2012

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2011	12/31/2010

CURRENT ASSETS
Cash and Cash Equivalents	2,699,837	1,562,897
Consumers, Concessionaries and Licensees	1,874,280	1,816,073
Dividend and Interest on Equity	830	-
Financial Investments	47,521	42,533
Recoverable Taxes	277,463	193,020
Derivatives	3,733	244
Materials and Supplies	44,872	25,223
Leases	4,581	4,754
Other Credits	409,938	253,445
TOTAL CURRENT ASSETS	5,363,054	3,898,190

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	182,300	195,738
Judicial Deposits	1,128,616	890,685
Financial Investments	109,965	72,823
Recoverable Taxes	216,715	138,966
Derivatives	215,642	82
Deferred Taxes	1,176,535	1,183,460
Leases	24,521	26,315
Concession Financial Assets	1,376,664	934,646
Employee Pension Plans	3,416	5,800
Investments at Cost	116,654	116,654
Other Credits	279,461	222,100
Property, Plant and Equipment	8,292,076	5,786,465
Intangible	8,927,439	6,584,874
TOTAL NON-CURRENT ASSETS	22,050,004	16,158,607

TOTAL ASSETS	27,413,057	20,056,797

4Q11/2011 Results | March 12, 2012

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2011	12/31/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,240,143	1,047,385
Accrued Interest on Debts	141,902	40,516
Accrued Interest on Debentures	83,552	118,066
Loans and Financing	896,414	578,867
Debentures	531,185	1,509,958
Employee Pension Plans	40,695	40,103
Regulatory Charges	145,146	123,541
Taxes and Social Contributions	483,028	455,248
Dividend and Interest on Equity	24,524	23,813
Accrued Liabilities	70,771	58,688
Derivatives	-	3,982
Public Utilities	28,738	17,287
Other Accounts Payable	813,338	410,869
TOTAL CURRENT LIABILITIES	4,499,437	4,428,323

NON-CURRENT LIABILITIES
Accrued Interest on Debts	23,627	29,155
Loans and Financing	7,382,455	4,917,843
Debentures	4,548,651	2,212,314
Employee Pension Plans	414,629	570,877
Taxes and Social Contributions	165	960
Deferred Taxes	1,038,101	277,767
Reserve for Contingencies	338,121	291,265
Derivatives	24	7,883
Public Utilities	440,926	429,632
Other Accounts Payable	174,410	141,124
TOTAL NON-CURRENT LIABILITIES	14,361,110	8,878,819

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424
Capital Reserve	229,956	16
Earnings Reserve	495,185	418,665
Additional Proposed Dividend	758,470	486,040
Revaluation Reserve	790,123	795,563
	7,067,157	6,493,708
Non-Controlling Shareholders' Interest	1,485,352	255,948
TOTAL SHAREHOLDERS' EQUITY	8,552,510	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,413,057	20,056,797

4Q11/2011 Results | March 12, 2012

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q11	4Q10	Variation	2011	2010	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,850,449	3,508,547	9.74%	14,866,101	13,930,188	6.72%
Electricity Sales to Distributors	383,279	350,234	9.44%	1,297,846	1,196,121	8.50%
Revenue from building the infrastructure	351,674	344,811	1.99%	1,129,826	1,043,678	8.25%
Other Operating Revenues(1)	397,241	387,785	2.44%	1,572,209	1,386,691	13.38%
	4,982,643	4,591,377	8.52%	18,865,982	17,556,678	7.46%

DEDUCTIONS FROM OPERATING REVENUES	(1,578,479)	(1,412,807)	11.73%	(6,101,954)	(5,532,949)	10.28%
NET OPERATING REVENUES	3,404,164	3,178,570	7.10%	12,764,028	12,023,729	6.16%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,298,073)	(1,326,958)	-2.18%	(4,907,136)	(5,050,075)	-2.83%
Electricity Network Usage Charges	(344,168)	(312,972)	9.97%	(1,313,834)	(1,172,415)	12.06%
	(1,642,241)	(1,639,930)	0.14%	(6,220,970)	(6,222,490)	-0.02%
OPERATING COSTS AND EXPENSES
Personnel	(176,932)	(152,522)	16.00%	(703,997)	(593,617)	18.59%
Material	(25,407)	(22,997)	10.48%	(94,807)	(80,623)	17.59%
Outsourced Services	(163,262)	(147,181)	10.93%	(531,022)	(467,404)	13.61%
Other Operating Costs/Expenses	(66,502)	(61,318)	8.45%	(314,609)	(265,438)	18.52%
Cost of building the infrastructure	(351,674)	(344,811)	1.99%	(1,129,826)	(1,043,678)	8.25%
Employee Pension Plans	15,897	15,224	4.42%	82,953	80,629	2.88%
Depreciation and Amortization	(169,752)	(150,127)	13.07%	(615,769)	(509,178)	20.93%
Amortization of Concession's Intangible	(47,260)	(43,375)	8.96%	(185,434)	(182,615)	1.54%
	(984,893)	(907,107)	8.58%	(3,492,512)	(3,061,924)	14.06%

EBITDA	978,145	809,811	20.79%	3,768,797	3,350,479	12.49%

EBIT	777,030	631,533	23.04%	3,050,547	2,739,315	11.36%

FINANCIAL INCOME (EXPENSE)
Financial Income	226,604	150,998	50.07%	698,188	483,115	44.52%
Financial Expenses	(396,836)	(265,710)	49.35%	(1,386,778)	(837,058)	65.67%
	(170,231)	(114,712)	48.40%	(688,590)	(353,943)	94.55%

INCOME BEFORE TAXES ON INCOME	606,798	516,821	17.41%	2,361,957	2,385,372	-0.98%

Social Contribution	(46,224)	(42,918)	7.70%	(209,872)	(221,235)	-5.14%
Income Tax	(117,212)	(112,279)	4.39%	(569,701)	(604,100)	-5.69%

NET INCOME	443,362	361,623	22.60%	1,582,384	1,560,037	1.43%
Controlling Shareholders' Interest	413,975	356,105	16.25%	1,530,403	1,538,281	-0.51%
Non-Controlling Shareholders' Interest	29,387	5,518	432.57%	51,981	21,756	138.93%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

4Q11/2011 Results | March 12, 2012

12.4) Income Statement – Segments of Conventional Generation (excl. CPFL Renováveis) and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis
	4Q11(1)	4Q10(2)	Variation	4Q11
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-
Eletricity Sales to Distributors	353,256	303,382	16.44%	119,818
Other Operating Revenues	6,054	353	1615.81%	43
	359,310	303,734	18.30%	119,861

DEDUCTIONS FROM OPERATING REVENUES	(21,786)	(19,053)	14.34%	(6,058)
NET OPERATING REVENUES	337,525	284,682	18.56%	113,802

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(3,047)	(44,484)	-93.15%	(8,947)
Eletricity Network Usage Charges	(17,935)	(11,695)	53.35%	(2,525)
	(20,982)	(56,179)	-62.65%	(11,472)
OPERATING COSTS AND EXPENSES
Personnel	(9,898)	(9,420)	5.08%	(13,710)
Material	(3,490)	(1,194)	192.28%	(244)
Outsourced Services	(15,248)	(7,544)	102.12%	(26,623)
Other Operating Costs/Expenses	(15,071)	(16,315)	-7.62%	(4,522)
Business Combination - CPFL Renováveis	412,360	-	0.00%	-
Employee Pension Plans	620	295	110.34%	-
Depreciation and Amortization	(56,517)	(46,177)	22.39%	(27,575)
Amortization of Concession's Intangible	(4,833)	(4,407)	9.67%	(1,248)
	307,924	(84,762)	-463.28%	(73,923)

EBITDA	272,836	194,030	40.62%	57,231

EBIT	624,466	143,740	334.44%	28,408

FINANCIAL INCOME (EXPENSE)
Financial Income	15,533	10,888	42.67%	39,522
Financial Expenses	(127,300)	(101,985)	24.82%	(20,782)
Interest on Equity	-	-	-	-
	(111,767)	(91,097)	22.69%	18,740

EQUITY ACCOUNTING	-	-	0.00%	-

INCOME BEFORE TAXES ON INCOME	512,699	52,643	873.91%	47,148

Social Contribution	(6,871)	2,114	-424.96%	(1,525)
Income Tax	(18,425)	6,553	-381.17%	7,345

NET INCOME	487,403	61,311	694.97%	52,968
Controlling Shareholders' Interest	446,355	55,547	703.56%	52,911
Non-Controlling Shareholders' Interest	41,049	5,764	612.16%	57

Notes:

(1)    Pro-forma: excludes CPFL Renováveis;

(2)    Pro-forma: also excludes CPFL Renováveis. The amounts reported in 4Q10 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

4Q11/2011 Results | March 12, 2012

12.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	4Q11	4Q10	Variation	2011	2010	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,668,036	3,353,955	9.36%	14,166,645	13,356,155	6.07%
Electricity Sales to Distributors	45,828	68,754	-33.35%	184,844	182,799	1.12%
Revenue from building the infrastructure	351,674	344,811	1.99%	1,129,826	1,043,678	8.25%
Other Operating Revenues(1)	377,937	359,918	5.01%	1,483,448	1,280,985	15.81%
	4,443,474	4,127,438	7.66%	16,964,764	15,863,617	6.94%

DEDUCTIONS FROM OPERATING REVENUES	(1,525,929)	(1,371,903)	11.23%	(5,912,190)	(5,388,417)	9.72%
NET OPERATING REVENUES	2,917,546	2,755,535	5.88%	11,052,574	10,475,200	5.51%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,330,743)	(1,271,427)	4.67%	(5,038,460)	(4,886,112)	3.12%
Electricity Network Usage Charges	(324,519)	(300,983)	7.82%	(1,239,559)	(1,131,120)	9.59%
	(1,655,262)	(1,572,410)	5.27%	(6,278,019)	(6,017,232)	4.33%
OPERATING COSTS AND EXPENSES
Personnel	(130,775)	(129,206)	1.21%	(559,346)	(508,477)	10.00%
Material	(20,875)	(16,718)	24.86%	(77,770)	(63,674)	22.14%
Outsourced Services	(121,477)	(110,251)	10.18%	(441,536)	(191,858)	130.14%
Other Operating Costs/Expenses	(46,476)	(39,123)	18.80%	(226,129)	(1,043,678)	-78.33%
Cost of building the infrastructure	(351,674)	(344,811)	1.99%	(1,129,826)	(1,043,678)	8.25%
Employee Pension Plans	15,276	14,929	2.33%	80,471	79,437	1.30%
Depreciation and Amortization	(84,168)	(93,756)	-10.23%	(338,329)	(333,124)	1.56%
Amortization of Concession's Intangible	(4,881)	(4,925)	-0.89%	(19,526)	(19,682)	-0.79%
	(745,051)	(723,861)	2.93%	(2,711,991)	(2,464,652)	10.04%

EBITDA	591,007	543,017	8.84%	2,339,948	2,266,685	3.23%

EBIT	517,233	459,265	12.62%	2,062,565	1,993,316	3.47%

FINANCIAL INCOME (EXPENSE)
Financial Income	117,497	79,183	48.39%	429,371	316,020	35.87%
Financial Expenses	(191,016)	(115,777)	64.99%	(669,853)	(395,138)	69.52%
Interest on Equity	-	-	-	-	-	-
	(73,519)	(36,594)	100.90%	(240,481)	(79,118)	203.95%

INCOME BEFORE TAXES ON INCOME	443,714	422,671	4.98%	1,822,083	1,914,198	-4.81%

Social Contribution	(34,173)	(34,214)	-0.12%	(153,132)	(163,643)	-6.42%
Income Tax	(93,956)	(88,943)	5.64%	(418,071)	(441,222)	-5.25%

NET INCOME	315,585	299,514	5.37%	1,250,880	1,309,333	-4.46%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

4Q11/2011 Results | March 12, 2012

12.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	2,289,508	2,102,166	8.9%	8,591,810	8,114,888	5.9%
Net Operating Revenues	1,506,310	1,403,758	7.3%	5,594,932	5,360,015	4.4%
Cost of Electric Power	(863,062)	(817,104)	5.6%	(3,258,902)	(3,125,378)	4.3%
Operating Costs & Expenses	(365,521)	(352,227)	3.8%	(1,332,385)	(1,195,442)	11.5%
EBIT	277,727	234,427	18.5%	1,003,645	1,039,195	-3.4%
EBITDA (IFRS)(1)	300,867	260,241	15.6%	1,099,130	1,118,645	-1.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	309,441	297,783	3.9%	1,115,441	1,089,711	2.4%
Financial Income (Expense)	(34,188)	(13,735)	148.9%	(93,979)	(2,767)	3296.6%
Income Before Taxes	243,539	220,692	10.4%	909,666	1,036,428	-12.2%
NET INCOME (IFRS)	165,796	150,496	10.2%	613,307	695,761	-11.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	171,052	172,529	-0.9%	609,551	667,347	-8.7%

CPFL PIRATININGA
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	975,377	989,326	-1.4%	3,954,930	3,720,819	6.3%
Net Operating Revenues	617,093	654,205	-5.7%	2,524,131	2,436,451	3.6%
Cost of Electric Power	(383,577)	(367,179)	4.5%	(1,430,025)	(1,375,940)	3.9%
Operating Costs & Expenses	(126,988)	(159,749)	-20.5%	(571,836)	(583,679)	-2.0%
EBIT	106,528	127,277	-16.3%	522,271	476,832	9.5%
EBITDA (IFRS)(1)	117,502	141,846	-17.2%	571,116	530,984	7.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	104,119	133,659	-22.1%	511,750	519,875	-1.6%
Financial Income (Expense)	(19,737)	(8,522)	131.6%	(64,158)	(28,458)	125.4%
Income Before Taxes	86,791	118,755	-26.9%	458,113	448,374	2.2%
NET INCOME (IFRS)	60,161	80,617	-25.4%	308,433	301,746	2.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	50,442	74,724	-32.5%	265,836	294,126	-9.6%

RGE
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	927,874	820,452	13.1%	3,469,718	3,211,469	8.0%
Net Operating Revenues	617,224	548,573	12.5%	2,279,458	2,125,171	7.3%
Cost of Electric Power	(327,631)	(311,883)	5.0%	(1,275,651)	(1,216,017)	4.9%
Operating Costs & Expenses	(185,333)	(158,975)	16.6%	(595,176)	(530,667)	12.2%
EBIT	104,260	77,715	34.2%	408,631	378,487	8.0%
EBITDA (IFRS)(1)	140,368	117,603	19.4%	523,454	499,945	4.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	144,278	118,808	21.4%	514,854	501,400	2.7%
Financial Income (Expense)	(15,205)	(13,478)	12.8%	(71,313)	(46,674)	52.8%
Income Before Taxes	89,055	64,237	38.6%	337,317	331,813	1.7%
NET INCOME (IFRS)	71,883	55,280	30.0%	248,233	245,090	1.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	73,972	56,087	31.9%	236,481	251,250	-5.9%

CPFL SANTA CRUZ
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	103,588	88,576	16.9%	390,389	330,985	17.9%
Net Operating Revenues	73,314	62,688	17.0%	270,000	228,902	18.0%
Cost of Electric Power	(34,647)	(32,743)	5.8%	(132,752)	(127,634)	4.0%
Operating Costs & Expenses	(25,428)	(25,485)	-0.2%	(85,316)	(75,291)	13.3%
EBIT	13,239	4,460	196.8%	51,931	25,977	99.9%
EBITDA (IFRS)(1)	15,331	6,920	121.5%	60,381	34,496	75.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	15,595	10,624	46.8%	56,416	47,635	18.4%
Financial Income (Expense)	(1,929)	(430)	348.5%	(5,953)	(460)	1194.1%
Income Before Taxes	11,311	4,030	180.7%	45,978	25,517	80.2%
NET INCOME (IFRS)	7,700	3,453	123.0%	31,369	18,291	71.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	7,828	5,988	30.7%	28,922	26,712	8.3%

 Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

4Q11/2011 Results | March 12, 2012

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	38,142	29,999	27.1%	138,996	120,528	15.3%
Net Operating Revenues	28,773	21,290	35.1%	101,694	85,159	19.4%
Cost of Electric Power	(10,144)	(10,075)	0.7%	(40,085)	(37,855)	5.9%
Operating Costs & Expenses	(13,530)	(8,155)	65.9%	(39,523)	(25,775)	53.3%
EBIT	5,098	3,060	66.6%	22,086	21,529	2.6%
EBITDA (IFRS)(1)	4,946	4,030	22.7%	24,926	25,193	-1.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,686	5,147	10.5%	28,885	26,785	7.8%
Financial Income (Expense)	(617)	(595)	3.8%	(2,635)	(1,738)	51.6%
Income Before Taxes	4,481	2,465	81.8%	19,452	19,791	-1.7%
NET INCOME (IFRS)	3,311	797	315.4%	13,454	12,465	7.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,534	1,577	124.1%	15,997	13,283	20.4%

CPFL SUL PAULISTA
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	46,418	40,556	14.5%	180,731	151,327	19.4%
Net Operating Revenues	33,019	27,936	18.2%	127,023	101,967	24.6%
Cost of Electric Power	(14,971)	(13,735)	9.0%	(58,182)	(54,630)	6.5%
Operating Costs & Expenses	(12,825)	(8,518)	50.6%	(43,525)	(24,606)	76.9%
EBIT	5,223	5,683	-8.1%	25,317	22,731	11.4%
EBITDA (IFRS)(1)	5,934	6,402	-7.3%	28,337	25,388	11.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	6,234	5,965	4.5%	28,849	25,388	13.6%
Financial Income (Expense)	(664)	45	-1576.5%	(1,196)	64	-1968.3%
Income Before Taxes	4,558	5,728	-20.4%	24,121	22,795	5.8%
NET INCOME (IFRS)	3,456	4,212	-17.9%	16,722	15,839	5.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,644	3,899	-6.5%	16,942	15,858	6.8%

CPFL JAGUARI
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	38,810	36,989	4.9%	153,952	139,980	10.0%
Net Operating Revenues	25,270	24,095	4.9%	99,696	89,687	11.2%
Cost of Electric Power	(15,485)	(13,678)	13.2%	(59,271)	(54,286)	9.2%
Operating Costs & Expenses	(6,590)	(5,747)	14.7%	(21,682)	(18,665)	16.2%
EBIT	3,195	4,670	-31.6%	18,742	16,736	12.0%
EBITDA (IFRS)(1)	3,693	5,157	-28.4%	20,855	18,659	11.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,197	4,565	-8.1%	21,571	19,447	10.9%
Financial Income (Expense)	(693)	(68)	919.0%	(550)	345	-259.5%
Income Before Taxes	2,502	4,602	-45.6%	18,192	17,081	6.5%
NET INCOME (IFRS)	2,000	3,079	-35.1%	12,661	11,578	9.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,309	2,671	-13.6%	13,118	12,130	8.1%

CPFL MOCOCA
	4Q11	4Q10	Var.	2011	2010	Var.
Gross Operating Revenues	27,653	22,630	22.2%	98,661	84,475	16.8%
Net Operating Revenues	20,103	15,961	25.9%	68,821	57,744	19.2%
Cost of Electric Power	(9,053)	(7,981)	13.4%	(35,307)	(31,704)	11.4%
Operating Costs & Expenses	(9,087)	(6,008)	51.2%	(23,573)	(14,211)	65.9%
EBIT	1,963	1,972	-0.5%	9,941	11,829	-16.0%
EBITDA (IFRS)(1)	2,366	2,391	-1.0%	11,749	13,375	-12.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	2,550	2,882	-11.5%	12,112	14,349	-15.6%
Financial Income (Expense)	(485)	190	-355.2%	(697)	570	-222.3%
Income Before Taxes	1,478	2,162	-31.6%	9,244	12,399	-25.4%
NET INCOME (IFRS)	1,279	1,580	-19.1%	6,702	8,563	-21.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,410	1,881	-25.0%	6,987	9,184	-23.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

4Q11/2011 Results | March 12, 2012

12.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	1,958	1,865	5.0%	7,601	7,252	4.8%
Industrial	1,263	1,259	0.3%	4,930	5,315	-7.2%
Commercial	1,218	1,141	6.8%	4,673	4,368	7.0%
Others	1,004	961	4.5%	3,804	3,714	2.4%
Total	5,443	5,226	4.2%	21,008	20,649	1.7%

CPFL Piratininga
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	845	794	6.3%	3,376	3,198	5.6%
Industrial	695	753	-7.8%	2,816	2,990	-5.8%
Commercial	467	446	4.8%	1,832	1,784	2.7%
Others	255	245	4.1%	1,016	959	6.0%
Total	2,262	2,239	1.0%	9,041	8,931	1.2%

RGE
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	498	470	5.9%	2,004	1,913	4.8%
Industrial	514	569	-9.6%	2,127	2,384	-10.8%
Commercial	312	284	10.0%	1,217	1,145	6.4%
Others	586	525	11.7%	2,273	2,003	13.5%
Total	1,910	1,847	3.4%	7,622	7,446	2.4%

CPFL Santa Cruz
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	75	73	2.7%	298	289	3.1%
Industrial	43	43	-0.1%	183	169	7.9%
Commercial	38	37	2.9%	150	144	4.6%
Others	88	83	5.6%	336	317	6.2%
Total	244	236	3.2%	967	918	5.3%

CPFL Jaguari
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	18	18	4.7%	74	71	3.6%
Industrial	72	68	5.7%	281	274	2.3%
Commercial	10	10	5.6%	40	37	8.1%
Others	9	9	1.7%	37	36	2.3%
Total	110	105	5.1%	431	419	3.0%

CPFL Mococa
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	16	15	3.8%	64	62	3.6%
Industrial	16	15	6.2%	62	61	0.7%
Commercial	7	7	7.6%	28	26	8.1%
Others	15	13	12.5%	57	59	-2.4%
Total	54	50	7.3%	211	208	1.6%

CPFL Leste Paulista
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	21	21	0.5%	86	83	3.9%
Industrial	6	18	-65.8%	26	72	-64.2%
Commercial	10	10	8.0%	39	36	8.6%
Others	29	26	13.5%	112	113	-0.9%
Total	67	74	-9.7%	263	304	-13.5%

CPFL Sul Paulista
	4Q11	4Q10	Var.	2011	2010	Var.
Residential	31	30	4.2%	122	116	5.8%
Industrial	27	28	-5.4%	112	126	-10.9%
Commercial	13	12	6.5%	51	48	6.6%
Others	23	22	4.1%	88	87	2.0%
Total	94	92	1.5%	373	375	-0.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.